Exhibit 12.1
Group 1 Automotive, Inc.
Ratios of Earnings to Fixed Charges
(dollars in thousands, unaudited)

	For the year ended December 31,
	2009	2008	2007	2006	2005	2004

Earnings:

Pretax income	$54,851	$(77,176)	$100,440	$137,185	$109,064	$46,121
Add:
Fixed charges	81,370	109,069	108,265	96,366	75,433	60,906
Less:
Capitalized interest	(233)	(1,000)	(2,011)	(733)	(1,301)	(563)

Total Earnings	$135,988	$30,893	$206,694	$232,818	$183,196	$106,464

Fixed Charges:

Interest expense	$61,420	$83,160	$76,890	$64,542	$51,552	$40,035
Estimated interest within rent expense	19,717	24,909	29,364	31,091	22,580	20,308
Capitalized interest	233	1,000	2,011	733	1,301	563

Total Fixed Charges	$81,370	$109,069	$108,265	$96,366	$75,433	$60,906

Ratio of Earnings to Fixed Charges	1.7	*0.3	1.9	2.4	2.4	1.7

*	Due to a shortfall of $78,176 from losses incurred during 2008, the 2008 ratio of earnings to fixed charges was less than one-to-one coverage.